1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
_____________________________
FORM 6-K
_____________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
(Commission File Number: 001-14700)
_____________________________
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
_____________________________
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 5, 2024	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Updated Statement on April 3rd Earthquake

TSMC today (April 5) provided the following update regarding the April 3 earthquake:

Taiwan experienced an earthquake on April 3 reaching magnitude level 7.2 (the largest in Taiwan over the past 25 years). The maximum magnitude measured at the Hsinchu, Longtan, and Zhunan science parks was 5, and reached magnitude 4 at the Taichung and Tainan science parks.

Based on TSMC’s ample experience and capabilities in earthquake response and damage prevention, as well as regular disaster drills to ensure full readiness, overall tool recovery of our fabs reached more than 70% within 10 hours of the April 3 earthquake, with new fabs such as the Fab 18 facility reaching more than 80%. Apart from certain production lines in areas that experienced greater seismic impact, equipment in Taiwan fabs have largely been fully recovered as of April 5 thanks to the collaborative efforts of TSMC colleagues and our supplier partners. TSMC maintains its full-year revenue guidance of low-to-mid twenties percentage growth given at the January institutional investors’ conference.

TSMC is making a full evaluation of the impact caused by this earthquake. At the same time, we are maintaining close contact with customers and communicating with them regarding impact as appropriate.